

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

May 5, 2009

Mr. Russell J. Fichera
Chief Financial Officer
Allion Healthcare, Inc.
1660 Walt Whitman Road, Suite 105
Melville, New York 11747

>   **Re: Allion Healthcare, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 29, 2009**
>   **File No. 000-17821**

Dear Mr. Fichera:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Critical Accounting Policies, page 44

Revenue Recognition, page 44

1.   Please expand your disclosures and describe to us your consideration of EITF 99-19 in determining whether to recognize your product revenues as either gross or net. Describe for us if your service revenues for each of your segments represent separate units of accounting, and if so, the manner in which you determine and value such units. In addition, tell us whether you receive any consideration from

your vendors (e.g. rebates) in the course of your business as a reseller, and if so, provide us with additional details on such consideration, including who provides you with rebates, how they are earned, and how you account for them in accordance with EITF 02-16. Refer to paragraph 12 of APB 22 and the Interpretive Response to Question 1 of SAB Topic 13B. For further information on revenue recognition disclosure requirements, please see Section II.F.3 of our Current Accounting and Disclosure Issues in the Division of Corporation Finance (as updated November 30, 2006) at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

2.   We note the disclosure in your June 30, 2008 Form 10-Q, on page 18, that net sales are recognized upon delivery for your Specialty HIV division, which occurs when your customers receive medications or products, or upon shipment for your Specialty Infusion division. Per review of your September 30, 2008 Form 10-Q, on page 18, it appears that you changed the point at which you recognize revenue for your Specialty HIV division in the third quarter of fiscal year 2008 and net sales for this division are now recognized upon shipment. Please tell us why you made this change in an interim period and how you considered SAB Topic 13A in your decision to make this change. Also tell us whether the change had a material effect on your net sales or operating performance in the period of change or is reasonably certain to have a material effect in future periods.

Goodwill and Other Intangible Assets, page 45

3.   We note goodwill accounted for 50% of total assets at December 31, 2008. We note your disclosure describing the annual impairment test performed on goodwill in accordance with SFAS 142, and your determination that your goodwill balance was not impaired during the year ended December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your Critical Accounting Policies regarding your impairment testing policy. Specifically, we believe you should provide the following information:

   a) Describe the methodology used to assign goodwill to your three reporting units. Specifically, describe how your reporting units were identified, how goodwill is allocated to reporting units, and whether there have been recent changes in the number of reporting units, or the manner in which goodwill is allocated. See Section II.L.5 of our Current Accounting and Disclosure Issues in the Division of Corporation Finance (as updated November 30, 2006) at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

   b) Disclose the date on which your annual impairment test is conducted, and if you conducted additional tests throughout the year as a result of impairment indicators.

c) You disclose your use of the income and market approaches to estimate the fair value of your reporting units. Expand your disclosures to include sufficient information to enable a reader to understand how these techniques differ, the assumed benefits of a valuation prepared under each technique and why management selected these two methodologies as being the most meaningful in preparing your goodwill impairment analysis.

d) Describe how you weight the results of the income or market approaches, and the basis for that weighting and include quantitative and qualitative disclosure of the material assumptions used in applying these techniques. For example, you should disclose at a minimum:

> 1) the discount rates for each reporting unit and how those discount rates were determined,
>
> 2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and your determination of the terminal value,
>
> 3) your consideration of any market risk premiums, and
>
> 4) the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur

e) To the extent it is reasonably possible an impairment charge to goodwill will be recorded in the future, please provide a table showing the carrying value and the fair value of each reporting unit for which an impairment is reasonably possible.

For further guidance, refer to SEC Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations".

Item 8. Financial Statements and Supplementary Data, page 55

Consolidated Statements of Income, page 58

4. You state that your Specialty HIV Division sells HIV/AIDS medications, ancillary drugs and nutritional supplies, while your Specialty Infusion Division acquired during fiscal year 2008 principally provides specialty pharmacy and disease management *services* to chronically ill patients. Please tell us the amount of net sales and cost of sales from services you recognized in fiscal year 2008 for each of your segments and in total, as applicable. If your net sales and cost of sales from services were greater than 10% of the total amounts recognized, tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X and the Interpretive

Response to Question 1 of SAB Topic 13B in your decision not to state these amounts separately from your net sales and cost of sales from tangible products.

Note 2. Summary of Significant Accounting Policies, page 61

Revenue Recognition, page 61

5.   Expand your revenue recognition disclosures to comprehensively describe the manner you account for revenues attributable to your Specialty Infusion segment.

6.   Your disclosure of services provided by the Specialty Infusion segment at page 5 describes a variety of therapies to patients, including the delivery of drugs and supplies and the provision of related nursing services to train and monitor patient administration of these drugs. Explain to us your consideration of EITF 00-21, as it appears you have multiple products and services delivered at different times within your Specialty Infusion segment. Describe your separate units of accounting under EITF 00-21, explain whether you recognize revenue when each separate deliverable is provided to the patient, and tell us whether if you recognize revenues on a per diem or capitated basis.

Note 4. Acquisitions, page 69

7.   We note that you recorded goodwill of approximately $92.4 million on the total purchase price of $121.2 million (or 76%) on your April 4, 2008 acquisition of Biomed America, Inc. ("Biomed"). Considering that such a significant portion of the Biomed purchase price was allocated to goodwill, please address the following:

- Explain to us and expand your footnote disclosures to describe the primary reasons for entering into the transaction, how the amount of consideration was determined, and a description of the factors contributing to the amount of goodwill recorded pursuant to paragraph 51(b) of SFAS 141.
- Provide us with an understanding of how you determined the fair value of the intangible assets acquired, including your methodology and key assumptions.
- Describe for us any intangible assets you have included in goodwill that do not meet the criteria for recognition apart from goodwill.

Note 21. Quarterly Financial Information, page 84

8.   We note your total basic and diluted weighted average shares of 19,807 and 22,275, respectively, for the fiscal year 2008. Please tell us how you arrived at each of these total weighted average share amounts.

Item 9A. Controls and Procedures, page 86

Evaluation of Disclosure Controls and Procedures, page 86

9.   We note your statement "that in designing and evaluating the disclosure controls
        and procedures, management recognized that any controls and procedures, no
        matter how well designed and operated, *can provide only reasonable assurance* of
        achieving the desired control objectives…" Please revise to state clearly, if true,
        that your disclosure controls and procedures are designed to provide reasonable
        assurance of achieving their objectives and that your chief executive officer and
        chief financial officer concluded that your disclosure controls and procedures are
        effective at that reasonable assurance level. Alternatively, remove the reference to
        the level of assurance in your disclosure controls and procedures. Please refer to
        Section II.F.4 of SEC Release No. 33-8238 titled 'Management's Report on
        Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports,' and your November 17, 2006 response to
        comment 14 in our letter dated October 24, 2006.

Exhibits

10.   We note that neither the credit agreement with CIT nor the acquisition agreement
        with Biomed filed as exhibits include all of the exhibits and schedules to the
        respective agreements. Please explain why these were not filed pursuant to Item
        601(b)(2) and (10) of Regulation S-K, or refile the agreements with all attachments.

11.   We note your disclosure on page 24 of your Schedule 14A filed April 30, 2009 that
        you assumed a $3 million promissory note payable to Raymond Mirra in
        connection with your acquisition of Biomed. Please file the note as an exhibit, or
        explain why the note is not required to be filed under Regulation S-K Item 601.

                        *   *   *

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 with any other questions.

Sincerely,

John Reynolds
Assistant Director